EXHIBIT 6.1

NOTICE OF RECAPITALIZATION AND CONSENT FORM

(SENIOR NOTE INVESTORS)

December 23, 2020

Dear Senior Noteholder:

We are reaching out to you as holders of Senior Secured Demand Notes (“Senior Notes”) of IRON BRIDGE MORTGAGE FUND LLC (the “Company”).   The Company is in the process of effecting a recapitalization (the “Recapitalization”), as described in greater detail below. While we expect this to have minimal effect on your rights as holders of the Senior Notes, the Recapitalization does impact certain provisions of the agreements between you and the Company with respect to the Senior Notes (“Senior Note Agreements”).  Therefore, we are asking for you to execute and return the “consent” attached hereto as Exhibit A (the “Consent”).  The Recapitalization is intended to become effective February 1, 2021, but may be deferred in the Company’s discretion.

Recapitalization Summary

As described in greater detail below, the Recapitalization will primarily consist of the following:

•	Four classes of membership interests consisting of Class A, Class B, Class C and Class D Units (collectively “Units”) will be created under the Company’s new Second Amended and Restated Operating Agreement (“Second Amended Operating Agreement”).

•	The Class A Units will be issued to employees of the Company’s Manager, Iron Bridge Management Group, LLC (the “Manager”), and/or their tax-advantaged accounts. The return on these Class A Units is intended to replace the right of the Manager to receive “Performance Fees” under the Company’s current Amended and Restated Operating Agreement (“First Amended Operating Agreement”).

•	The current membership interests of the Company (“Current Equity”) will be exchanged for Class B Units.

•	The Company’s subordinated secured, six percent interest rate, six month maturity, promissory notes (the “Junior Notes”) will, subject to applicable approvals (including approval of the Senior Notes discussed herein), be prepaid and the holders of the Junior Notes will be offered the opportunity to reinvest the outstanding principal amount and unpaid and accrued interest owed under their Junior Notes in exchange for Class C Units of the Company.

•	A new Class D Unit will be created, which would allow the Company to potentially replace the Senior Notes with similar equity in the form of the Class D Units in the future. At this time, the Company has not determined to replace the Senior Notes with Class D Units, and the holders of the Senior Notes are not being asked to exchange their Senior Notes for Class D Units.

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Class A Units/Management Fees

Currently, under the Company’s First Amended Operating Agreement, the Manager is entitled to two fees from two sources: (1) a “Base Management Fee” and (2) a “Performance Fee”. The Base Management Fee relates to servicing investments and is equal to one twelfth of 3% of the principal amounts of each investment, payable monthly (i.e. 3% per year). The Base Management Fee is reduced by the amount of any employee expense for which the Manager is reimbursed by the Company. The Performance Fee is equal to 50% of all net income (computed without regard to the Performance Fee but taking into account the Base Management Fee), after application of the 10% cumulative non-compounding Preferred Return payable to the Members under the First Amended Operating Agreement, and was calculated and payable in arrears at the end of each month.

Effective upon the Recapitalization, under the Second Amended Operating Agreement, the Base Management Fee will remain the same, but be redefined as the “Loan Servicing Fee”. The Performance Fee will be eliminated however, and instead Class A Units will be issued to employees of the Manager or their tax-advantaged accounts. The Class A Units will be issued in exchange for Capital Contributions of $1 per Class A Unit. The Class A Units are entitled to 90% of distributions of available cash derived from Company profits, after the payment of all accrued Preferred Returns on the Class B, Class C, and Class D Units. The Class A Units will also be entitled to the return of their unreturned capital contributions in a liquidation or similar distribution event, as well as 90% of distributions from such event after all Units have received all accrued and payable Preferred Returns and all unreturned capital contributions.

It is anticipated that approximately 3 million Class A Units will be issued to employees of the Manager or their tax-advantaged accounts in the Recapitalization.

Class B Units (Current Equity)

Under the First Amended Operating Agreement, there is only one class of equity, the Current Equity. Current Equity is entitled to a Preferred Return in an amount calculated like interest (cumulative but without compounding) at a per annum rate equal to ten percent (10%) of unreturned capital contributions, and participated 50%, with the Manager, in any distributions made in excess of the 10% Preferred Return. The Current Equity, by virtue of being equity, is subordinate to the Junior Notes and Senior Notes in the event of a liquidation, and could only receive distributions if there were sufficient funds available to continue to meet the Company’s debt obligations.

Under the Second Amended Operating Agreement, the Current Equity will become the Class B Units. The Class B Units will be entitled to a cumulative, non-compounded Preferred Return of 9% per annum on the unreturned capital contributions of the Class B Member. The Class B Units will also participate pro rata with the Class C Units and Class D Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns have been paid. The Class B Units, upon a liquidation or similar distribution, are entitled, after payment of any accrued and unpaid Preferred Return and unreturned capital contributions to the Class C Units and Class D Units, to their accrued and unpaid Preferred Return and unreturned capital contributions, as applicable, and will participate pro rata with the Class C Units and Class D Units in 10% of distributions from such event after payments have been made to all the Units of all accrued and unpaid Preferred Return and unreturned capital contributions.

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Class B Units are only being offered to holders of Current Equity and in limited circumstances, holders of Junior Notes.  It is anticipated that up to 22 million Class B Units will be issued in the Recapitalization.  Each Class B Unit will be exchanged on a one for one basis with Current Equity, and each Class B Unit will be attributed a Capital Contribution of $1 per Class B Unit based on previous Capital Contributions.

Class C Units (Junior Notes)

In the Recapitalization, all holders of the Junior Notes are being offered the opportunity to exchange their Junior Notes for Class C Units.  Subject to applicable approvals, any Junior Notes that do not elect to exchange their Junior Notes for Class C Units will be prepaid. It is the Company’s intention that there will be no outstanding Junior Notes after the Recapitalization becomes effective.

The Class C Units will be entitled to a cumulative, non-compounded preferred return of 6% per annum on the unreturned capital contributions associated with the Class C Units.  The Class C Units will also participate pro rata with the Class B Units and Class D Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns have been made.  The Class C Units, upon a liquidation or similar distribution, are entitled, after payment of any accrued and unpaid Preferred Return and unreturned capital contributions to the Class D Units, to their accrued and unpaid Preferred Return and unreturned capital contributions, as applicable, and will participate pro rata with the Class B Units and Class D Units in 10% of distributions from such event after payments have been made to all the Units of all accrued and unpaid Preferred Return and unreturned capital contributions.

It is anticipated that up to 25 million Class C Units will be issued in the Recapitalization. Each $1 of principal under the Junior Notes will be exchanged for one Class C Unit and be attributed a Capital Contribution of $1. The Company does not currently anticipate issuing any Class C Units to any parties other than the current holders of the Junior Notes and in limited circumstances, holders of the Current Equity.

Class D Units (New Class)

Under the Second Amended Operating Agreement, the Company will also have a new class of equity, the Class D Units, which would be entitled to a cumulative, non-compounded preferred return of 5% per annum on the unreturned capital contributions associated with the Class D Units.   The Class D Units will also participate pro rata with the Class B Units and Class C Units in 10% of profit distributions made after all the accrued and unpaid Preferred Returns have been made to Class B, Class C, and Class D Units.   The Class D Units, upon a liquidation or similar distribution, are entitled to their accrued and unpaid Preferred Return and unreturned capital contributions before payments are made to any other Units, as applicable, and will participate pro rata with the Class B Units and Class C Units in 10% of distributions from such event after payments have been made to all the Units of all accrued and unpaid Preferred Return and unreturned capital contributions, after payment of secured obligations.

The Class D Units would allow the Company to potentially replace the Company’s Senior Notes with similarly structured equity in the future. At this time, the Company has not determined to replace Senior Notes with Class D Units, and the holders of the Senior Notes are not being asked to exchange their Senior Notes for Class D Units.

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Class Limitation

The Second Amended Operating Agreement limits the Company’s ability to issue additional Class C Units or Class D Units during any period of time when the unreturned capital contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company. The Company is also limited from redeeming any Class A Units or Class B Units when the unreturned capital contributions of the Class A Units and Class B Units on an aggregate basis equal less than 20% of the total assets of the Company.  This “Class Limitation” is intended to provide similar capital protection to Class C and Class D investors as currently exist for Junior Note and Senior Note investors under the “Maximum Debt Covenant” provisions of the Secured Promissory Note Purchase Agreement of the Junior Notes and Senior Notes, respectively.

Redemption Rights

Redemption at the Election of the Company.  Under the Second Amended Operating Agreement, the Manager will have the right to unilaterally redeem on behalf of the Company all or any portion of a member’s Units, as applicable, at any time by payment of any accrued but unpaid Preferred Return applicable to such Units being redeemed together with the unreturned capital Contribution of such Units. This Manager right will be suspended however during any period when the Manager has suspended processing Redemption Requests as discussed below, or with respect to the Class A Units or Class B Units if such redemption would cause a violation the Class Limitation as described above.

Redemption at the Election of the Members.  Any Member shall have the right to require a redemption of all or a portion of its Units by submitting a written request (a “Redemption Request”) to the Manager.  In connection with a Redemption Request, the Member requesting redemption shall be entitled to receive an amount equal to any accrued but unpaid Preferred Return applicable to such Units being redeemed, together with the unreturned capital contribution of such Units being redeemed.  Such Redemption Request will be processed by the Company in the order received, subject to the Class Limitation described above. It is the intention of the Company to complete all Redemption Requests in sixty (60) days of receipt of a Redemption Request, subject to limitations set forth in further detail in the Second Amended Operating Agreement.

If the Company has unfulfilled Redemptions Requests at any time from Members collectively holding more than thirty percent (30%) of outstanding Units, or to the extent that the processing of Redemption Requests may otherwise be prohibited by law, then the Company may elect to (A) suspend processing of any additional Redemption Requests by Members in the order received; (B) extend the redemption date for all Members until such time as the Company has sufficient liquidity to complete such redemptions without causing a material adverse impact on the Company, as determined by the Manager in its reasonable discretion, with no requirement of the Company or the Manager to market or sell any investments or other assets at fire sale or discount prices to complete any outstanding Redemption Requests, and (C) make payments, or prepayments as applicable, to Members who have submitted a Redemption Request, in its discretion, in the order of priority set out by the Second Amended Operating Agreement for payments in the event of a liquidation.

Reasons for Recapitalization

The Recapitalization is intended to allow the Company to continue providing attractive and stable investment returns to investors with the added option for equity investors to invest using tax advantaged accounts (e.g., IRA, ROTH IRA, 401K, Defined Benefit Plans). There are four primary factors driving the Recapitalization:

(1) Many holders of Current Equity have indicated a desire to invest in the Company using tax advantaged accounts, which was previously not allowed. The new equity structure will allow an unlimited percentage of equity to be owned by tax advantaged accounts, and improved tax efficiency for tax advantaged accounts by reducing “debt financed” income and increasing “equity financed” income.

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(2) Compensation to the Manager has decreased significantly over the past 4 years despite the Manager’s strong performance and the fact that during this period the Company grew from approximately $52 million in total assets at the beginning of 2015 to $98 million in total assets at the end of 2019. Decreased compensation was caused primarily by declining interest rates on Portfolio Loans. Under this new equity structure, the Manager will no longer receive a “Performance Fee” and the Manager’s employees will instead receive profits allocated to Class A Units as described above. The Recapitalization will improve tax efficiency for the Manager and greatly improve the tools available to the Manager to bolster employee retention.

(3) The competitive nature of our industry has made it more important than ever for the Company to focus on borrower acquisition and retention. In order to gain and retain the highest quality borrowers, the Company will need to modestly reduce the investment returns paid to Current Equity.

(4) All of the Units will be eligible to be registered on wealth management platforms such as Schwab, TD Ameritrade and Pershing, which currently do not allow alternative debt products like the Junior Notes and Senior Notes to be registered. Registration on these platforms would allow wealth advisors to include the Units in the consolidated investment account statements of their clients and would not be used for the purpose of making a market in Units.

The Company believes strongly that protecting investor capital by minimizing loan portfolio risk is paramount. The Manager team has been hyper focused on this strategy for the past five years, and plans to continue with this strategy for the foreseeable future. In order to minimize loan portfolio risk, the Company must continue to gain and retain the highest quality Portfolio Borrowers. In order to gain and retain the highest quality Portfolio Borrowers, the Company has had to lower its average Portfolio Loan pricing from approximately 20% in 2009 to 10-12% today. During this time, the Company partially offset the decline in loan portfolio income by lowering the interest rate paid on its Junior Notes and initiating a new Senior Note debt offering. Despite this offset, the Manager’s performance fees fell 76% from 2015 through 2019. This decline in performance fees has made it difficult for the Manager to provide its employees with attractive wages and still make a profit. For this reason, the Company is making some modifications to the Current Equity investment returns, reducing the preferred return from 10% to 9%, which the Company believes is fair given the significant decline in Portfolio Loan pricing available in the market today, caused by a general decline in market interest rates and an increase in wall street capital competing in the private lending industry. The Manager has a great team of employees that are committed to managing a high quality loan portfolio for the next 10 plus years, and this Recapitalization should position the Company well to continue delivering superior risk adjusted returns for equity investors.

Approval Request

The Recapitalization has several implications under the Senior Note Agreements, namely with respect to Management Fees and permissible payments on the Junior Notes.

Management Fees. Under the Senior Secured Demand Note Purchase Agreement, the Company is entitled to pay to the Manager (or a designee of the Manager) the management fees as set forth in the First Amended Operating Agreement.  The management fees, as discussed above, will be modified under the Second Amended Operating Agreement, and therefore the Company is requesting the consent of the holders of the Senior Notes with respect to that change.  The Company believes such change will be beneficial for the Company because the Recapitalization will improve tax efficiency for the Manager and greatly improve the tools available to the Manager to bolster employee retention.  Since the Class A will still only receive payment based on a percentage of cash available after servicing the Senior Notes, the Company believes this change should have minimal impact on the Senior Notes.

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Junior Notes. Certain aspects of the conversion and potential prepayment of the Junior Notes may have implications for the holders of the Senior Notes under the Subordination Agreement between Carr Butterfield, LLC, as collateral agent for the Senior Noteholders (as defined below) and each Junior Noteholder.  The Company is requesting the consent of the holders of the Senior Notes with respect to the transactions contemplated by the Recapitalization as they impact the Junior Notes.

The Company believes that the Recapitalization with respect to the Junior Notes should have limited impact on the Senior Notes, since the Senior Notes will be maintaining their priority position with respect to the Company’s assets and the debt/equity covenants with respect to the Senior Notes is remaining the same.  The Recapitalization may even improve the position of the Senior Notes because payments to the Junior Notes will only be made as distributions of available cash, as opposed to required debt payments.

However, you and your financial advisors should carefully read this letter and the Second Amended Operating Agreement before determining whether to provide your consent. The Second Amended Operating Agreement can be downloaded in PDF format by clicking the following link:

Second Amended and Restated Operating Agreement

Please ensure that you have received, read and understand the Second Amended Operating Agreement prior to completing the Consent Form. If you have any problems accessing the Second Amended Operating Agreement, or if you have any questions regarding the Recapitalization or the Second Amended Operating Agreement, please contact Gerard Stascausky at  gerard@ironbridgelending.com or 971-803-8202.

If you agree to these changes, then please complete the following Approval and Conversion Form attached below as promptly as possible,  but no later than January 15, 2021. We will need to receive the consent of Senior Noteholders holding at least a majority of the aggregate unpaid principal amounts under all outstanding Senior Notes to proceed with the Recapitalization.  The Company may determine not to proceed with the Recapitalization at any time prior to the Recapitalization becoming effective.

Very truly yours, IRON BRIDGE MORTGAGE FUND LLC, an Oregon limited liability company

/s/ Gerard Stascausky
Gerard Stascausky, Managing Director
Iron Bridge Management Group LLC

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EXHIBIT A

Consent Form

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IRON BRIDGE MORTGAGE FUND, LLC

CONSENT FORM (SENIOR SECURED NOTES)

The undersigned Senior Noteholder (“Consenting Noteholder”) hereby executes this SENIOR SECURED NOTE CONSENT FORM, dated effective as of January 31, 2021, (this “Consent”) with respect to the following facts:

WHEREAS, Consenting Noteholders, the other Senior Noteholders and Iron Bridge Mortgage Fund, LLC (the “Company”) are parties to that certain Senior Secured Demand Note Purchase Agreement (as has been or may be amended, restated, supplemented or otherwise modified in accordance therewith, the “Agreement”);

WHEREAS, pursuant to the Agreement, the Company issued to the Consenting Noteholders Senior Notes, and the Consenting Noteholders comprise Senior Noteholders entitled to receive more than fifty percent (50%) of the aggregate unpaid principal amount of all Senior Notes (collectively, the “Consenting Notes”);

WHEREAS, the Company wishes to undertake a recapitalization (“Recapitalization”) as set forth in greater detail in that certain letter, dated December 23, 2020, from the Company to the Consenting Noteholders (the “Recapitalization Disclosure Letter”);

WHEREAS, certain aspects of the Recapitalization may require consents or waivers from the Consenting Noteholders pursuant to the Agreement and certain other documents associated with the Senior Notes, including but not limited to the Security Agreement by the Company in favor of the Collateral Agent for the benefit of the Secured Parties (as defined therein), the Subordination Agreement (the “Subordination Agreement”) among the Collateral Agent and the Junior Noteholders, together with all amendments, restatements, supplements and other modifications to any of the foregoing (collectively, the “Related Documents”);

WHEREAS, pursuant to Sections 1.5, 5.2 and 8.5 of the Agreement, the Company and the Consenting Noteholders have the right to amend, consent to, waive and otherwise modify the terms and conditions of the Agreement and otherwise provide such other consents and waivers otherwise associated therewith;

NOW THEREFORE, pursuant to Sections 1.5, 5.2 and 8.5 of the Agreement, as well as Section 4 of the Subordination Agreement in consideration of the promises and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Consenting Noteholders (on behalf of themselves and all of the other Senior Noteholders) and Company agree as follows:

1. Defined Terms. Capitalized terms not otherwise defined in this Consent shall have the meanings ascribed to them in the Agreement.

2. Consents. Notwithstanding anything to the contrary set forth in the Agreement or any of the Related Documents:

(a) Consenting Noteholders (on behalf of themselves and all of the other Senior Noteholders) hereby consent to the Company and its members amending and restating the Company’s operating agreement (“Second Amended Operating Agreement”), substantially as set forth in the Second Amended Operating Agreement and as described in the Recapitalization Disclosure Letter, including but not limited to the modification of the fees payable to the Manager and the creation of the Class A, Class B, Class C and Class D units (the “Units”).

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(b) Consenting Noteholders (on behalf of themselves and all of the other Senior Noteholders) hereby consent, and hereby direct the Collateral Agent to consent, to (i) the Company, its members and the Junior Noteholders (as defined in the Subordination Agreement) entering into any and all of the transactions described in the Recapitalization Disclosure Letter, including but not limited to the issuance of the Class A Units and the prepayment of the Junior Notes or the exchange of the Junior Notes for Class C Units, and (ii) the Company making, and the Junior Noteholders accepting, any and all payments in respect of the Junior Note Obligations (as defined in the Subordination Agreement) as described in the Recapitalization Disclosure Letter.

(c) Consenting Noteholders (on behalf of themselves and all of the other Senior Noteholders) hereby consent to the Units receiving payments as set forth in the Second Amended Operating Agreement.

3. Representations and Warranties.

(a) Each Consenting Noteholder hereby represents and warrants to Company that (i) it owns 100% of all right, title and interest in, to and under the applicable Consenting Note, and (ii) the representations and warranties made by it in the Agreement and the other Related Documents are true and correct in all material respects on and as of the date hereof (other than any such representation or warranty which expressly speaks only as of a different date, in which case it is true and correct as of such date), without duplication of any materiality qualifiers.

(b) Each Consenting Noteholder agrees that he, she or it has received the Recapitalization Disclosure Letter and has been afforded the opportunity to consult with such Consenting Noteholder’s own investment, legal and/or tax advisors before providing his, her or its approval as set forth herein.

4. Full Force and Effect; No Other Amendment, Consent or Waiver. Except as expressly amended, modified, and supplemented as set forth herein, the provisions of the Agreement and the Related Documents continue to be in full force and effect in accordance with their respective terms.

5. Power of Attorney. Noteholder hereby irrevocably constitutes and appoints the Manager (and any substitute or successor Manager(s) of the Company) his, her or its true and lawful attorney in his, her or its name, place and stead, to complete or correct, on his, her or its behalf, all documents to be executed by Noteholder in connection with this Consent and Amendment Form. This power of attorney will be deemed coupled with an interest, will be irrevocable and will survive the transfer of his, her or its Interest.

6. Incorporation by Reference. Section 8 of the Agreement shall apply to this Consent and is incorporated herein by this reference, mutatis mutandis.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Consent to be duly executed and delivered as of the day and year first above written.

THE COMPANY: IRON BRIDGE MORTGAGE FUND, LLC, an Oregon limited liability company

By:	Iron Bridge Management Group, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

CONSENTING NOTEHOLDER:

If an Individual:	If a Trust or Entity:

Signature:
(name of trust/entity)

Dated:
Signature:

As:
Joint Tenant, if applicable:	(capacity)

Signature:	Signature:

Dated:	As:
(capacity)

Dated:

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